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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2006
                        Commission File Number: 001-32229

                                   ----------

                      DESARROLLADORA HOMEX, S.A.B. DE C.V.
             (Exact name of Registrant as specified in its charter)

         HOMEX DEVELOPMENT CORP.                  UNITED MEXICAN STATES
      (Translation of registrant's                  (Jurisdiction of
           name into English)                incorporation or organization)

                    Boulevard Alfonso Zaragoza M. 2204 Norte
                         80020 Culiacan Sinaloa, Mexico
                           Telephone: (52667) 758-5800
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

This report consists of a press release made by Homex Development Corp. with the Financial Results of Operations for the three months ended September 30, 2006 and 2005 and the nine months ended September 30, 2006 and 2005. Attached hereto is a copy of the press release dated October 25, 2006.

================================================================================

            HOMEX REPORTS A SOLID THIRD QUARTER 2006 WITH 26% ORGANIC
                   GROWTH IN REVENUE AND 29% GROWTH IN EBITDA

    CULIACAN, Mexico, Oct. 25 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") (NYSE: HXM) (BMV: HOMEX) today announced results for the third quarter ended September 30, 2006 (1). Homex noted that one year after completing the consolidation of the Casas Beta acquisition into the Company's results, the year-over-year comparison reflects comparable results and organic growth.

    Highlights

    * Total revenues increased 25.9% in the third quarter of 2006 to Ps.3.2 billion from Ps.2.6 billion in the third quarter of 2005.

    * EBITDA margin increased 60 basis points to 24.0% in the third quarter of 2006 from 23.4% in the third quarter of 2005. The reported EBITDA during the quarter of Ps.772.4 million represented a 28.8% increase from the Ps.599.5 million reported in the third quarter of 2005.

    * Net income increased 47.7% in the third quarter of 2006 to Ps.462.0 million from Ps.312.8 million in the third quarter of 2005.

    * Free cash flow generation reached Ps.580.5 million as of September 30, 2006.

    * Accounts receivable as a percentage of total revenues improved significantly to 43.8% from the 62.2% reported in September 2005.

    Homex's solid results during the quarter reflect the Company's ongoing effort to improve its margins, obtain greater efficiencies through working capital management and to generate significant revenue growth and positive free cash flow for the year. Homex's management team is pleased to report a strong performance based, in part, on the successful integration of the Beta acquisition. The Company achieved double-digit top line growth in both affordable entry and middle-income segments and improved margins for the reported quarter, leveraging on its product mix.

    The Company's performance was not adversely affected by the uncertainty surrounded by the Presidential elections.

    Financial and Operating Highlights
    Thousands of constant pesos as
     of September 30, 2006, unless
     otherwise indicated

                                                                                    Nine-Months
                                                                      ---------------------------------------
                                3Q06          3Q05        % Chg.          2006          2005        % Chg.
                            -----------   -----------   -----------   -----------   -----------   -----------
Volume (Homes)                   11,108         9,999          11.1%       30,281        20,535          47.5%
Revenues                    $ 3,219,847   $ 2,556,677          25.9%  $ 8,420,351   $ 5,541,794          51.9%
Gross profit                $ 1,035,287   $   817,049          26.7%  $ 2,676,056   $ 1,745,418          53.3%
Operating income            $   738,351   $   589,241          25.3%  $ 1,885,530   $ 1,231,964          53.1%
Net Interest
 Expense                    $   123,957   $   130,655          -5.1%  $   330,628   $   206,773          59.9%
Net Income                  $   461,956   $   312,762          47.7%  $ 1,035,804   $   724,408          43.0%
EBITDA (a)                  $   772,406   $   599,487          28.8%  $ 2,005,704   $ 1,292,572          55.2%
Gross Margin                       32.2%         32.0%                       31.8%         31.5%
Operating Margin                   22.9%         23.0%                       22.4%         22.2%
EBITDA Margin                      24.0%         23.4%                       23.8%         23.3%
Earnings per share                 1.39          0.93          49.4%         3.09          2.26          36.6%
Earnings per ADR
 presented in US$(b)               0.76          0.51          49.4%         1.69          1.24          36.6%
Weighted avge. shares
 outstanding (MM)                 335.9         335.9                       335.9         316.3
Accounts receivable
 (as a % of sales)                                                           43.8%         62.2%
Accounts receivable
 (days) period-end                                                            158           224
Inventory turnover
 (days) period-end                                                            254           207
Inventory (w/o land)
 turnover (days)
 period-end                                                                    51            59

(a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense. Please see Financial Results / EBITDA that includes a table that sets forth a reconciliation of net income to EBITDA for the third quarter 2006 and 2005.

(b) US$ values estimated using an exchange rate of Ps.10.99 per US$1.00. Common share/ADR ratio: 6:1

    Pro forma Financial and Operating Highlights

    For the convenience of the reader, the Company is including a summary of pro forma financial highlights that incorporates six months of Beta's results into the nine-month 2005 figures. The Company acquired Beta effective July 1, 2005.

Pro Forma Financial and Operating Highlights

Thousands of constant pesos                      Nine-Months
as of September 30, 2006           ---------------------------------------
(unless otherwise indicated)           2006          2005         % Chg.
--------------------------------   -----------   -----------   -----------
Volume (Homes)                          30,281        26,381          14.8%
Revenues                           $ 8,420,351   $ 6,800,186          23.8%
Gross profit                       $ 2,676,056   $ 2,083,466          28.4%
Operating income                   $ 1,885,530   $ 1,435,994          31.3%
Net Interest Expense               $   330,628   $   252,136          31.1%
Net Income                         $ 1,035,804   $   824,448          25.6%
EBITDA                             $ 2,005,704   $ 1,509,300          32.9%
Gross Margin                              31.8%         30.6%
Operating Margin                          22.4%         21.1%
EBITDA Margin                             23.8%         22.2%

    All pro forma financial information is unaudited and for the three-month period comparison may not be indicative of the results of operations that actually would have been achieved had Homex acquired Beta at the beginning of the period presented, and does not purport to be indicative of future results.

    Operating Results

    Homex operated in 28 cities and 18 states across Mexico as of September 30, 2006.

    Sales volumes for the nine-month period ended September 30, 2006 totaled 30,281 homes, a 14.8% increase over the same period during the previous year. This gain was primarily driven by a 24.3% increase in the middle-income segment in 2006. During the quarter, sales volume totaled 11,108 homes out of which affordable entry-level volumes accounted for 10,252 homes, representing 92.3% of the total sales volume. Increased availability of financing from all sources, particularly INFONAVIT, contributed to the higher volume of sales of affordable entry-level homes. Middle-income volumes was 856 homes, or 7.7% of total sales volume, also contributing with the overall increase in sales volume in the quarter.

    Volume

                                                 Change                 2005 YTD     Change
                          3Q06        3Q05       06/05      2006 YTD   Proforma*     06/05
                       ---------   ---------   ---------   ---------   ---------   ---------
Affordable-entry          10,252       9,349         9.7%     27,875      24,446        14.0%
Middle income                856         650        31.6%      2,406       1,935        24.3%
Total Volume              11,108       9,999        11.1%     30,281      26,381        14.8%

    * Proforma incorporates six months of Beta's results into the nine month 2005 figures

    The average price during the third quarter for all homes sold was Ps.317 thousand. The average price for affordable entry-level houses increased by 16.7% to Ps.258 thousand in the third quarter of 2006 from Ps.221 thousand in the comparable period of 2005, and was derived from an improved product offering within the segment. The average sales price for middle-income homes in the third quarter of 2006 was Ps.618 thousand, a 3.0% increase over the average in the third quarter of 2005.

                                             Price Range by Segment*
Average Price                    ---------------------------------------------------------
Thousands of pesos as                                     Change
of September 30, 2006               3Q06        3Q05     3Q06/3Q05      Low        High
------------------------------   ---------   ---------   ---------   ---------   ---------
Average Price
  Affordable-entry               $     258   $     221        16.7%  $     173   $     399
  Middle income                  $     618   $     600         3.0%  $     400   $   1,800
  Compound average price
   for all homes                 $     317   $     279        13.6%

    * The Company categorized its products sold during the quarter according to the price ranges presented above.

    Mortgage financing: During the third quarter of 2006, the Company focused its affordable entry-level operations on the Mexican Workers' Housing Fund (INFONAVIT), which represented 76.5% of the mortgages granted to Homex's customers during the quarter. Similar to the second quarter of the year, the competitive nature of INFONAVIT mortgages in the third quarter of 2006 resulted in an increased participation by INFONAVIT in the mix of mortgages for the Company's customers.

    The Company continued with its extensive training program for its sales force to rapidly identify and utilize the best available mortgage products for their customers. Homex is able to secure financing for its clients from the best source, more quickly and on better terms, by having a broad portfolio of mortgage options.

    As of September 30, 2006, the Company was securing mortgages from INFONAVIT, the five largest Sofoles, five commercial banks and FOVISSSTE.

    Mortgage Financing by Segment

                                                                                        2005 YTD
Number of Mortgages             3Q         % of         3Q         % of       2006        % of                    % of
Financing Source               2006       Total        2005       Total        YTD        Total     Proforma*     Total
-------------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
INFONAVIT                       8,498        76.5%      6,065        60.7%     22,536        74.4%     16,679        63.2%
SHF & Banks                     1,608        14.5%      2,705        27.1%      4,934        16.3%      7,908        30.0%
FOVISSSTE                       1,002         9.0%      1,229        12.3%      2,811         9.3%      1,794         6.8%
Total                          11,108       100.0%      9,999       100.0%     30,281       100.0%     26,381       100.0%

     * Proforma incorporates six months of Beta's results into the nine month 2005 figures

    Geographic expansion: During the third quarter of 2006, Homex launched a new development in the City of Puebla. Puebla is the fifth largest city in Mexico by population and one of the fastest growing and most attractive cities in the country. The community will consist of approximately 2,500 homes in its first stage and will include affordable entry and middle-income level homes. The Company also launched a new affordable entry development in Mexicali, Baja California as well as a new middle income development in Acapulco.

    The Company also consolidated its operations in the existing cities and launched 18 new phases or expansion projects during the quarter. Homex's strategy of maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in the major metropolitan areas in Mexico has been followed without sharing profits with a local partner.

    Homex is one of the leading homebuilders in Mexico's top four markets:
Mexico City, Guadalajara, Monterrey and Tijuana, and continues to have one of the leading positions in the additional 24 cities where the Company operates.

    Financial Results

    Revenues increased 25.9% in the third quarter of 2006 to Ps.3,220 million from Ps.2,557 million in the same period of 2005. Total housing revenues in the third quarter of 2006 increased 29.5% to Ps.3,179 million, resulting from a 28.3% increase in revenues from affordable-entry and a 35.5% increase in revenues from middle income. The increase in middle-income revenues was also an important contributor to the overall increase in total revenues and was driven, in part, by an increased number of units sold during the quarter and improved mortgage products from commercial banks for this segment. As a percentage of total revenues, affordable entry-level and middle income represented 82.3% and 16.4%, respectively, in the third quarter of 2006 versus 80.8% and 15.3%, respectively, in the same period of 2005.

    Revenue Breakdown

                                                                                       2005
                                                          Change          2006          YTD         Change
                                3Q06          3Q05         06/05          YTD        Proforma*      06/05
                            -----------   -----------   -----------   -----------   -----------   -----------
Affordable-entry              2,649,765     2,064,727          28.3%    6,824,315   $ 5,571,003          22.5%
Middle-income                   528,778       390,104          35.5%    1,458,108     1,013,047          43.9%
Total housing
 revenues                     3,178,543     2,454,831          29.5%    8,282,423     6,584,050          25.8%
Other revenues                   41,304       101,846         -59.4%      137,928       216,136         -36.2%
Total revenues                3,219,847     2,556,677          25.9%    8,420,351     6,800,186          23.8%

    * Proforma incorporates six months of Beta's results into the nine month 2005 figures

    Homex reported other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, of Ps.41.3 million in the third quarter of 2006, compared to the Ps.101.8 million reported in the same period of 2005.

    Gross profit for the quarter increased 26.7% to Ps.1,035 million from Ps.817 million reported in the same quarter of 2005. Homex generated a gross margin of 32.2% in the third quarter of 2006 compared to 32.0% in the same period of last year. The Company's improved gross margin for the quarter reflects, in part, the increased number of middle-income projects with higher average prices.

    Costs as a percentage of revenues improved to 67.8% in the third quarter of 2006 from 68.0% in the same period of previous year, mainly due to an improved product offering in the affordable entry and middle-income segments, as well as economies of scale, particularly in the ongoing implementation of tighter controls on the procurement and use of materials.

    Selling and administrative expenses (SG&A) as a percentage of revenues reached 9.2%, a significant improvement from the 9.9% reported in the previous quarter. Third quarter 2005 SG&A as a percentage of revenues was 8.9%. In absolute terms, SG&A increased to Ps.297 million compared to Ps.228 million in the third quarter of 2005, reflecting increased sales and higher commissions derived from the higher participation of middle-income products in the sales mix.

    Operating income in the third quarter of 2006 increased 25.3% to Ps.738 million compared to Ps.589 million in the same period of 2005. Operating income as a percentage of revenues remained relatively stable at 22.9% in the third quarter of 2006 compared to 23.0% in the same period of 2005.

    Other income in the third quarter 2006 was Ps.9 million compared to other income of Ps.4 million in the third quarter of 2005. Other income in the third quarter of 2006 mainly reflects income from non-operating products, construction materials sold to third parties during the period, and ongoing recoveries from urbanization works and others.

    Net comprehensive financing cost decreased to Ps.64 million in the third quarter of 2006 compared to Ps.141 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 2.0% in the third quarter of 2006 compared with 5.5% in the same quarter of 2005. The decrease in net comprehensive financing cost was mainly the result of the 3% appreciation of the Mexican peso against the US Dollar during the period, reflected in a much higher foreign exchange gain. The drivers of this result include the following:

    a. Net interest expense decreased to Ps.124 million in the quarter from Ps.131 million in the same quarter of 2005. The year-over-year decrease in net interest expense was driven by an increase in the Company's interest income, as a consequence of a higher cash and investment position, partially offsetting a higher interest expense and higher commissions.

    b. Reported non-cash monetary position in the third quarter of 2006 was Ps.29 million compared to Ps.10 million in the third quarter of 2005.

    c. Foreign exchange gain in the third quarter of 2006 was Ps.89 million compared to a foreign exchange gain of Ps.351 thousand in the third quarter of 2005, derived mainly from the net changes in the translation of our foreign currency-denominated debt.

    The monetary position and the foreign exchange gain are both non-cash items and, in total, represented a gain of Ps.60 million in the third quarter of 2006.

    Taxes: Income tax expense increased to Ps.216 million in the third quarter of 2006 from Ps.144 million reported in the same period of 2005.

    Net income for the third quarter of 2006 reached Ps.462 million, representing a 47.7% increase over the Ps.313 million reported in the same period of 2005. Earnings per share for the third quarter were Ps.1.39, as compared to Ps.0.93 in the third quarter of 2005. The increase is the result of a higher operating income in the third quarter of 2006 compared to the reported figure in the same period of last year, together with a lower net comprehensive financing cost.

    EBITDA margin improved to 24.0% in the third quarter of 2006 from 23.4% in the same period last year, mainly as result of operating efficiencies that derived a higher net income. EBITDA for the third quarter of 2006 rose 28.8% to Ps.772 million from Ps.599 million recorded in the third quarter of 2005.

    The following table sets forth a reconciliation of net income to EBITDA for the third quarter 2006 and 2005.

         Reconciliation of net income (loss) to EBITDA derived from our
                       Mexican GAAP financial information

             (Thousands of constant pesos as of September 30, 2006)

                            Three months ended September 30,
                            --------------------------------
                                 2006             2005
                            --------------   ---------------
Net Income (loss)           $      461,956   $       312,762
Depreciation                        24,649             6,570
Net Comprehensive
 Financing Cost                     63,987           140,575
Income Tax Expense                 216,450           144,127
Minority Interest                    5,364            -4,547
EBITDA                      $      772,406   $       599,487

    Land reserve. As of September 30, 2006, Homex's land reserve was 26.5 million square meters, a figure that includes both the titled land and land in process to be titled, and is equivalent to 148,841 homes, of which 117,760 are focused on the affordable entry-level and 31,082 in the middle-income segment. Consistent with Homex's established land reserve policies, the Company continues to maintain sufficient land reserves for the construction of more than 2.5 years of annual sales. In addition, Homex maintains approximately 2.5 years of additional annual sales in optioned land.

    Liquidity: As a result of changes made to the debt profile that were completed in 2005, the cornerstone of which was the issuance of the Company's Senior Unsecured Notes due in 2015, the Company will not face significant debt principal payments over the next three years, having substituted short-term, higher-cost debt with long-term debt at more attractive terms. Homex's average debt maturity is 8.2 years. Homex has leveraged on its strong corporate governance that, together with full SEC registration and NYSE listing, has allowed the Company to successfully access the U.S. fixed income markets.

    Homex had net debt of Ps.1,505 million as of September 30, 2006. Homex's debt to total capitalization ratio had improved to 32.7% while interest coverage was 4.8x. Homex funded its cash needs for the third quarter of 2006, including land acquisitions, Capex, debt service and working capital requirements through a combination of cash flow from operations and existing cash on hand.

            *   Net debt: Ps.1,505 million

            *   Net debt to EBITDA ratio: 0.55x

            *   Debt to total capitalization ratio: 32.7x

            *   Interest coverage: 4.8x

    Free cash flow for the first nine months of 2006 was positive in the amount of Ps.581 million, resulting in an increase in the Company's cash and temporary investments of Ps.531 million, net of resources from external financing and other land purchases and capital expenditures.

     Reconciliation of net income (loss) to Free Cash Flow derived from our
                       Mexican GAAP financial information

             (Thousands of constant pesos as of September 30, 2006)

                                                     Accumulated as of
                                             ---------------------------------
                                             September 2006    September 2005
                                             ---------------   ---------------
Net income (loss)                                  1,035,804           715,636
Items that did not require cash
 resources (non-cash items)                          607,625           311,398

Net resources used
 (generated) by operating activities                (814,643)        (1,701224)
Capital Expenditures                                (248,276)          (73,192)
Free Cash Flow after land
 purchases and capex                                 580,510          (747,382)

    Accounts receivable: As a percentage of sales, Homex reported total receivables of 43.8% of revenues for the twelve months ended September 30, 2006, representing an improvement over the 62.2% reported in the third quarter of 2005, calculated for the twelve months ended September 30, 2005. Compared to the previous quarter, accounts receivables as a percentage of sales also improved from the 48.4% calculated for the twelve months ended June 30, 2006. Total accounts receivable as of September 30, 2006, was Ps.5,091 million, an additional improvement when compared to Ps.5,291 million at the end of the previous quarter. Homex continues to show improved efficiencies in accounts receivable levels.

    The period-end days in accounts receivable, calculated as of September 30, 2006, were 158 days, an improvement over the 224 days as of September 30, 2005. The year-over-year improvement in the accounts receivable reflects the improvements in the collection and construction processes and the efficiencies of the integration of Beta achieved by the Company, despite the higher number of middle-income homes sold during the period, which take longer to construct.

    Working capital cycle: Homex reported a net working capital day cycle of 313 days, which includes inventory turnover (considering land) of 254 days plus 158 days of turnover receivables minus 99 turnover payables days. The total working capital cycle reflects an improvement when compared to the year ago period reported as of September 30, 2005, of 329 days. Inventory turnover, without considering land, improved to 51 days as of September 30, 2006, compared to 59 days reported in the previous year comparable period.

     2006 Guidance: The Company reaffirms the guidance for 2006 published earlier in the year:

     Homex 2006 Guidance:

            *   Revenues: Ps.11.8 billion (pesos as of Dec. 31, 2005)

            *   EBITDA Margin: 23.5% to 24.0%

            *   Free Cash Flow: Positive

            *   Net debt to EBITDA ratio: Below 1.0x

    Business Highlights

    Homex expands management team

    Homex named David Sanchez-Tembleque Chief Executive Officer, effective October 1, 2006. He succeeds Gerardo de Nicolas, who became Homex's Chief Strategic Officer and head of the Executive Committee. Mr. Sanchez-Tembleque joins Homex from INFONAVIT, where he served as Deputy General Director of Strategic Planning and Finance. Mr. Sanchez-Tembleque has an undergraduate degree in economics from Universidad Santiago de Compostela in Spain, and earned his MBA from Tulane University.

    Homex announced the appointment of Rafael Matute to the Board of Directors

    Homex announced that Mr. Rafael Matute was appointed to the Company's Board of Directors. Mr. Matute became the Board's tenth member effective October 10, 2006. Mr. Rafael Matute is the Executive Vice-President and Chief Financial Officer of Wal-Mart de Mexico and has been a member of Wal-Mart de Mexico's Board of Directors since 1998.

    Homex announced the change of its external audit firm

    Homex announced the change of its independent auditors effective August 15, 2006. The change is in accordance with its ordinary and customary policies and following business best practices that recommend periodic rotation of a company's independent auditors. Mancera, S.C., a member firm of Ernst & Young Global, replaced Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, as the Company's independent accountants, who may continue to provide professional services to Homex but such services will not involve auditing its consolidated financial statements covering periods subsequent to December 31, 2005.

    Homex signed agreement with Mabe to offer homes equipped with appliances

    On August 9, 2006, Homex and Mabe, leader in the home appliance industry, signed a strategic agreement as part of the new Homex program "Amueblate". The "Amueblate" program will provide the Company's clients with the opportunity to access significant benefits in acquiring a Homex home, given that the products and prices offered by the "Amueblate" program will be of the most competitive nature in the market. Mabe joins the "Amueblate" program and offers a vast selection of home appliances in order to serve the developments among the cities in which Homex has a presence. The products will be offered at the "Amueblate" stores through micro - loan programs provided by CREDEX, a financial institution specializing in retail loans, through cash payments, and The Mexican Institute for the Home equipment (IMEVI) which operates through the Foment Fund for Workers Consumption" (FONACOT).

    Homex signs agreement with Elektra, Microsoft and Intel to offer its customers "Digital Homes"

    On September 21, 2006, Homex, Grupo Elektra, Intel and Microsoft signed an agreement to offer Homex's customers homes equipped with technology that can include Internet access and personal computers. Homex is promoting this new home model both in the affordable entry and middle-income segments, as well as the service package in the existing Homex developments across the country. Homex's partners in this agreement are providing both the computers and the Internet connectivity and Homex is promoting the products as an added value for its new and existing clients.

    About Homex

    Desarrolladora Homex, S.A.B. de C.V. (NYSE: HXM) (BMV: HOMEX) is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold and net income.

    For additional corporate information, please visit the Company's web site at: http://www.homex.com.mx

    Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month periods ended September 30, 2006 and 2005, the Consolidated Statement of Changes in Financial Position for the nine-month periods ended September 30, 2006 and 2005 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V. as of September 30, 2006 and 2005.

                 DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
            COMPARISON OF SEPTEMBER 30, 2006 WITH SEPTEMBER 30, 2005
           (Figures in thousands of constant September 30, 2006 pesos)

                                           Sep-06                             Sep-05           Change            06 /05
                                       --------------                     --------------   --------------    --------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents              $    1,875,904             12.4%   $    1,766,573             13.1%              6.2%
Accounts receivable, net                    5,091,298             33.8%        6,063,682             45.1%            -16.0%
Inventories                                 5,620,224             37.3%        3,931,370             29.2%             43.0%
Other current assets                          275,218              1.8%          124,824              0.9%            120.5%
  Total current assets                     12,862,644             85.3%       11,886,448             88.4%              8.2%

Property and equipment, net                   645,745              4.3%          409,589              3.0%             57.7%
Goodwill                                      648,243              4.3%          990,392              7.4%            -34.5%
Other assets                                  917,158              6.1%          160,618              1.2%            471.0%
  TOTAL                                $   15,073,790            100.0%   $   13,447,048            100.0%             12.1%

LIABILITIES AND STOCKHOLDERS'
 EQUITY
CURRENT LIABILITIES
Notes payable to
 financial institutions                         5,805              0.0%          808,149              6.0%            -99.3%
Accounts payable                            2,198,379             14.6%        1,936,349             14.4%             13.5%
Advances from customers                       410,780              2.7%          135,596              1.0%            202.9%
Taxes payable                                 265,221              1.8%           80,562              0.6%            229.2%
  Total current liabilities                 2,880,184                          2,960,655                               -2.7%

Long-term notes
 payable to financial institutions          3,374,748             22.4%        3,394,231             25.2%               --
DEFERRED INCOME TAXES                       1,846,906             12.3%        1,301,414              9.7%             41.9%
  Total liabilities                         8,101,838             53.7%        7,656,301             56.9%              5.8%

STOCKHOLDERS' EQUITY
Common stock                                  498,546              3.3%          498,546              3.7%              0.0%
Additional paid-in capital                  3,097,170             20.5%        3,097,170             23.0%              0.0%
Retained earnings                           3,149,764             20.9%        1,895,682             14.1%             66.2%
Excess in restated
 stockholders' equity                         317,783              2.1%          327,302              2.4%             -2.9%
Cumulative initial
 effect of deferred income taxes             (149,020)            -1.0%         (149,020)            -1.1%              0.0%
  Majority Stockholders' Equity             6,914,243             45.9%        5,669,681             42.2%             22.0%
Minority interest                              57,710              0.4%          121,066              0.9%            -52.3%
  TOTAL STOCKHOLDERS' EQUITY                6,971,953             46.3%        5,790,747             43.1%             20.4%

TOTAL LIABILITIES
 AND SHAREHOLDERS' EQUITY              $   15,073,790            100.0%   $   13,447,048            100.0%             12.1%

               DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
            COMPARISON OF THIRD QUARTER 2006 WITH THIRD QUARTER 2005
           (Figures in thousands of constant September 30, 2006 pesos)

                                                                                                                   Change
                                            3Q06                                3Q05                               06 /05
                                       --------------                      --------------                      --------------
REVENUES
 Affordable-entry level revenue        $    2,649,765              82.3%   $    2,064,727              80.8%             28.3%
 Middle income housing revenue                528,778              16.4%          390,104              15.3%             35.5%
 Other revenues                                41,304               1.3%          101,846               4.0%            -59.4%
TOTAL REVENUES                              3,219,847             100.0         2,556,677             100.0              25.9%
COSTS                                       2,184,559              67.8%        1,739,628              68.0%             25.6%
GROSS PROFIT                                1,035,287              32.2%          817,049              32.0%             26.7%
SELLING AND ADMINISTRATIVE
 EXPENSES                                     296,936               9.2%          227,807               8.9%             30.3%
OPERATING INCOME                              738,351              22.9%          589,241              23.0%             25.3%
OTHER INCOME                                    9,406               0.3%            3,676               0.1%            155.9%
NET COMPREHENSIVE FINANCING COST
 Interest expense and commissions             159,304               4.9%          149,866               5.9%              6.3%
 Interest income                              (35,347)             -1.1%          (19,211)             -0.8%             84.0%
 Foreign exchange (gain) loss                 (88,698)             -2.8%             (351)              0.0%               --
 Monetary position loss                        28,728               0.9%           10,271               0.4%            179.7%
                                               63,987               2.0%          140,575               5.5%            -54.5%
INCOME BEFORE INCOME TAX AND
 EMPLOYEE STATUTORY PROFIT SHARING
 EXPENSE                                      683,770              21.2%          452,342              17.7%             51.2%

INCOME TAX EXPENSE                            216,450               6.7%          144,127               5.6%             50.2%
NET INCOME                                    467,320              14.5%          308,215              12.1%             51.6%
MAJORITY INTEREST                             461,956                             312,762                                47.7%
MINORITY INTEREST                               5,364               0.2%           (4,547)              0.0%               --
NET INCOME                             $      461,956              14.3%   $      312,762              12.2%             47.7%
Earnings per share                               1.39                                0.93                                49.4%

EBITDA                                        772,406              24.0%          599,487              23.4%             28.8%

              DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
             COMPARISON OF NINE MONTHS 2006 WITH NINE MONTHS 2005
         (Figures in thousands of constant September 30, 2006 pesos)

                                                                                                                  Change
                                          2006 YTD                            2005 YTD                           2006 /2005
                                       --------------                      --------------                      --------------
REVENUES
Affordable-entry level revenue         $    6,824,315              81.0%   $    4,341,022              78.3%             57.2%
  Middle income housing revenue             1,458,108              17.3%          992,516              17.9%             46.9%
  Other revenues                              137,928               1.6%          208,256               3.8%            -33.8%
  TOTAL REVENUES                            8,420,351             100.0%        5,541,794             100.0%             51.9%
  COSTS                                     5,744,295              68.2%        3,796,376              68.5%             51.3%
  GROSS PROFIT                              2,676,056              31.8%        1,745,418              31.5%             53.3%
  SELLING AND ADMINISTRATIVE
   EXPENSES                                   790,525               9.4%          513,454               9.3%             54.0%
  OPERATING INCOME                          1,885,530              22.4%        1,231,964              22.2%             53.1%
  OTHER INCOME                                 47,873               0.6%           21,008               0.4%            127.9%
  NET COMPREHENSIVE FINANCING COST
   Interest expense
    and commissions                           413,738               4.9%          249,759               4.5%             65.7%
   Interest income                            (83,110)             -1.0%          (42,987)             -0.8%             93.3%
   Foreign exchange (gain) loss                51,320               0.6%           (6,464)             -0.1%               --
   Monetary position loss                      35,382               0.4%           11,727               0.2%            201.7%
                                              417,330               5.0%          212,035               3.8%             96.8%

INCOME BEFORE INCOME TAX AND
 EMPLOYEE STATUTORY PROFIT SHARING
 EXPENSE                                    1,516,073              18.0%        1,040,937              18.8%             45.6%

INCOME TAX EXPENSE                            478,163               5.7%          325,301               5.9%             47.0%
NET INCOME                                  1,037,910              12.3%          715,636              12.9%             45.0%
MAJORITY INTEREST                           1,035,804              12.3%          724,408              13.1%             43.0%
MINORITY INTEREST                               2,106               0.0%           (8,771)             -0.2%               --
NET INCOME                             $    1,035,804              12.3%   $      724,408              13.1%             43.0%
Earnings per share                               3.09                                2.26                                36.6%

EBITDA                                      2,005,704              23.8%        1,292,572              23.3%             55.2%

                              DESARROLLADORA HOMEX
             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION Comparison of nine-months ended September 30, 2006 and 2005 (Figures in thousands of constant September 30, 2006 pesos)

                                                2006 YTD         2005 YTD*
                                             --------------   --------------
Net Income                                        1,035,804          715,636
 Items that did not require resources:              607,625          311,398

 Cash flow from net income                        1,643,429        1,027,034

Net resources used in operating activities         (814,643)      (1,701,224)

Net resources generated (used) by
 operating activities                               828,786         (674,190)

Net resources generated by
 external financing                                 (49,279)       1,953,913

Net resources used in investing activities         (248,276)         (73,192)

Net increase (decrease) in cash and
 temporary investments                              531,232        1,206,531

Cash and temporary investments at the
 beginning of the period                          1,344,673          560,042

Cash and temporary investments at
 period end                                       1,875,904        1,766,573

Free Cash Flow (1)                                  580,510         (747,382)

(1) Free Cash Flow is defined by Net resources generated by operating activities plus/minus net resources used in investing activities.
(*) All the effects of the Beta acquisition were allocated as financing activities in the 2005 figures.

SOURCE  Desarrolladora Homex, S.A. de C.V.
    -0-                             10/25/2006
    /CONTACT: Investors, investor.relations@homex.com.mx , or Carlos J. Moctezuma, Head of Investor Relations, +011-5266-7759-5838, or cmoctezuma@homex.com.mx /
    /Web site:  http://www.homex.com.mx/

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 HOMEX DEVELOPMENT CORP.


                                                 By:    /s/ Mario Gonzalez
                                                        -----------------------
                                                 Name:  Mario Gonzalez
                                                 Title: Chief Financial Officer

Date: October 25, 2006